FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	“Syngenta Half Year Results 2012”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA + 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, July 26, 2012

2012 Half Year Results

Sustained sales and earnings growth

•	Sales $8.3 billion, up 7 percent; up 10 percent at constant exchange rates (CER)1

•	Strong northern hemisphere performance

•	Corn seed sales up 47 percent

-	trait milestones reached, royalty recognition

-	strong underlying growth

•	EBITDA up 15 percent at CER

•	Net income $1.5 billion, up 5 percent

•	Earnings per share2 $17.17, up 10 percent

	Reported Financial Highlights
	1st Half 2012 $m	1st Half 2011 $m	Actual %	CER1%
Sales	8,265	7,702	+ 7	+ 10
Operating income	1,839	1,830	-
Net income3	1,500	1,427	+ 5

EBITDA	2,268	2,149	+ 6	+ 15
Earnings per share2	$17.17	$15.60	+10

1	Growth at constant exchange rates.

2	Excluding restructuring and impairment; EPS on a fully-diluted basis.

3	Net income to shareholders of Syngenta AG (equivalent to diluted earnings per share of $16.31).

Mike Mack, Chief Executive Officer, said:

 “In the first half of 2012 we continued implementation of our integrated strategy while again delivering double digit top line growth.  Sales were strong in the key northern hemisphere season despite a cold start in Europe followed by heavy rain in the second quarter.  An excellent performance in North America reflected early plantings and widespread optimism for the season coupled with strong demand for our resistance management offers.  Our technology investments in corn traits resulted in market share gains in Latin America and royalty income from third parties.  We continued to invest in growing the business globally while delivering a substantial increase in underlying profitability.

“Weather conditions in Europe and more recently North America have resulted in sharp increases in crop prices.  This has again brought to the fore the volatility frequently confronting growers.  The challenge of food production is essentially a global one, but grower responses are driven by a multitude of local influences and considerations.  The breadth of our toolbox allows us not only to respond to but also inform the choices being made daily in farms around the world.  The need for technology in agriculture was never greater than it is today, and we believe that our integrated strategy can enhance the value of that technology for customers and shareholders alike.”

Financial highlights 1st Half 2012

Sales $8.3 billion

Sales increased by 10 percent at constant exchange rates.  Sales volume increased by six percent and prices were four percent higher.  Reported sales growth was seven percent owing to the appreciation of the dollar against most currencies.

EBITDA $2.3 billion

At constant exchange rates EBITDA increased by 15 percent and the EBITDA margin (CER) was 29.1 percent (H1 2011: 27.9 percent).  The increase in underlying profitability reflects the operational leverage from volume growth, price increases and higher trait royalty recognition, accompanied by cost savings largely from the integrated business model of $85 million.  This more than offset the impact of higher raw material costs and a net $80 million charge for the settlement of US litigation relating to the herbicide atrazine.

The reported margin was 27.4 percent including a negative currency impact of $202 million.

Net financial expense and taxation

Net financial expense of $84 million was slightly higher than in 2011 ($67 million) reflecting an increase in the cost of balance sheet hedging.  The tax rate was 16 percent; for the full year a rate in the range of 17 to 18 percent is expected.

Net income $1.5 billion

Net income including restructuring and impairment was up five percent.  Earnings per share, excluding restructuring and impairment, increased by 10 percent to $17.17.

Cash flow and balance sheet

Free cash flow of $(34) million reflected a seasonal build-up of working capital in line with strong sales growth.  Average trade working capital as a percentage of sales was further reduced to 36 percent from 37 percent in the first half of 2011. Fixed capital expenditure including intangibles was $239 million (H1 2011: $193 million); for the full year 2012 capital expenditure in the range of $650 to $700 million is expected.

Syngenta - July 26, 2012/Page 2 of 36

Dividend and share repurchase

A dividend of CHF 8.00 per share (2011: CHF 7.00) was paid on May 2, representing a total payout of $791 million.  In February the company announced its plan to repurchase shares for an amount of around $200 million in 2012.  Of this amount $4 million was purchased in the first half.

On July 10 the company canceled 636,750 shares relating to repurchases made in 2011.  The current number of shares in issue is 93,126,149.

Business Highlights 1st Half 2012

	Half Year		Growth		2nd Quarter		Growth
	2012 $m	2011 $m	Actual %	CER %	2012 $m	2011 $m	Actual %	CER %
Europe, Africa & Middle East	3,008	2,924	+ 3	+ 9	1,249	1,327	- 6	+ 2
North America	2,781	2,251	+ 24	+ 24	1,512	1,126	+34	+ 35
Latin America	1,043	1,032	+ 1	+ 2	546	516	+ 6	+ 8
Asia Pacific	997	1,026	- 3	- 1	467	504	- 7	- 4
Total integrated sales	7,829	7,233	+ 8	+ 11	3,774	3,473	+ 9	+ 13
Lawn and Garden	436	469	- 7	- 5	187	212	- 12	- 9
Group sales	8,265	7,702	+ 7	+ 10	3,961	3,685	+ 8	+ 12

Integrated sales performance

•	Sales $7.8 billion, up 11%(1)

•	Volume +7%, price +4%

•	EBITDA $2.2 billion (H1 2011: $2.1 billion)

•	EBITDA margin(1) 29.9% (H1 2011: 28.8%)

Europe, Africa and the Middle East: The main areas of growth were the CIS, the emerging markets of Central and South East Europe, and France.  In the first quarter the portfolio was well positioned to benefit from increased planting of spring crops following winter kill on more than seven million hectares of cereals.  In France, a change in the law on credit terms moved sales from the fourth quarter of 2011 into the first quarter; in addition, there was good underlying growth in CALLISTO® on corn and in fungicides, particularly AMISTAR® and ALTO®. Growth continued in the second quarter although at a slower rate, owing to the fact that spring crops demand less crop protection; in addition, heavy rainfall in many countries inhibited growers’ ability to spray.  However the CIS, in particular, continued to perform strongly, with the ongoing intensification of agriculture and a sharp increase in corn herbicide usage in Ukraine.

(1)	At constant exchange rates

Syngenta - July 26, 2012/Page 3 of 36

North America: The success of integrated offers to combat insect and weed resistance is apparent in the strength of crop protection sales, which was sustained throughout the season.  Growth in seeds, which in the first quarter was constrained by lower royalty income, benefited in the second quarter from the recognition of around $200 million in revenue relating to the licensing agreement with Pioneer, announced in 2010, for Syngenta’s proprietary MIR604 corn rootworm trait.  This was accompanied by good underlying growth in corn; soybean seed sales were lower due to an expected acreage shift and to the ongoing transition to second generation herbicide tolerance technology.

Latin America: Sales advanced modestly in the low season despite the effect on crop protection applications of severe drought in Argentina and southern Brazil early in the year.  Seeds sales were driven by market share gains and by the expansion of second season corn.  Syngenta’s leading trait offer including AGRISURE®VIPTERA® is well placed to benefit from increasing GM penetration.  Sales of sunflower seeds are expanding rapidly in Argentina.  In Brazil, the PLENE® sugar cane plant at Itápolis was formally opened in May and commercial sales are underway.

Asia Pacific: Excluding the impact of range rationalization in India and Japan and the withdrawal of GRAMOXONE® in South Korea, sales were up three percent.  China and the emerging South East Asia markets showed good growth across the business; sales in Australasia were lower owing to cold and wet conditions.  Corn seed sales grew strongly and are increasingly being marketed as part of a complete first 45-day solution for small-scale growers.

Lawn and Garden performance

•	Sales $436 million, 5% lower(1)

•	EBITDA $58 million (H1 2011: $66 million)

•	EBITDA margin(1) 13.9% (H1 2011: 14.1%)

Performance in the first half of the year reflected the continuing weakness of the economic environment in Europe and the USA.  The flowers and consumer segments were most affected; turf and landscape sales were slightly higher.  The business strategy of delivering innovative solutions for professional horticulturalists and consumers, combined with a rationalization of the product range to focus on high value genetics and chemistry, is expected to result in a significant improvement in the full year EBITDA margin over the next three years to around 20 percent.

In June Syngenta announced the disposal of the Fafard peat unit to Sun Gro Horticulture Ltd with immediate effect.  Fafard had sales of $88 million in 2011.

(1)	At constant exchange rates

Syngenta - July 26, 2012/Page 4 of 36

Crop pipelines: In May the first in a series of crop updates focused on Cereals and Corn.  Increased pipeline targets for these two crops support the combined total sales target for our eight key crops of over $22 billion post-2015.  View the presentation using the link below: Cereals and Corn Webcast Presentation.  These targets comprise growth in the existing portfolio and the launch of new products, with an increasing emphasis on integrated offers reflecting our new R&D and crop team structure.

New partnerships: Under a global agreement signed in April, Syngenta and Novozymes will jointly commercialize the Novozymes technology JumpStart®, a seed-applied biological which increases phosphate uptake in the soil.  A six year global license and research agreement with Devgen will enable the joint development of new biological insect control solutions based on RNA interference (RNAi) technology.  Under a barley breeding collaboration with Intergrain, Syngenta will gain exclusive commercialization rights for all new barley varieties, and exclusive rights to commercialize existing varieties in the Intergrain portfolio outside Australia.

Integration update: All 19 territories are now commercially integrated, enabling the sales force to offer a combined portfolio to the customer.  The centralization of support services is already reaping cost efficiencies, and these will accelerate with the ongoing realization of cost savings from the new business model.  The global crop teams are fully established and are working alongside the regional and R&D teams to develop new crop-based offers.

Performance metrics: Our aim is to gain an average 0.5 percent market share annually across the combined business over the next five years.  We target a group EBITDA margin in the range of 22-24 percent by 2015 and aim to continue to deliver Cash Flow Return on Investment in excess of 12 percent.  We target a continuous increase in the dividend as the primary form of cash return to shareholders.  We will also execute share buybacks on a tactical basis.

Outlook

Mike Mack, Chief Executive Officer, said:

“After a strong first half volume performance in the northern hemisphere and the achievement of targeted price increases, the focus of our business is now Latin America where the outlook is positive given record soybean prices, our leadership position and advances in our integrated portfolio.  Currency headwinds are likely to diminish in the second half and we will realize further cost savings.  For the full year, we expect an increase in EBITDA margin at constant exchange rates and substantial free cash flow generation.”

Syngenta - July 26, 2012/Page 5 of 36

Crop Protection

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by product line	2012 $m	2011 $m	Actual %	CER %	2012 $m	2011 $m	Actual %	CER %
Selective herbicides	1,922	1,747	+ 10	+ 13	1,010	920	+ 10	+ 14
Non-selective herbicides	597	565	+ 6	+ 8	363	315	+ 15	+ 19
Fungicides	1,732	1,729	-	+ 3	831	848	- 2	+ 3
Insecticides	872	858	+ 2	+ 5	410	428	- 4	-
Seed care	484	430	+ 13	+ 15	170	173	- 1	+ 3
Other crop protection	67	54	+ 26	+ 29	29	30	-	+ 5
Total	5,674	5,383	+ 5	+ 8	2,813	2,714	+ 4	+ 8

Selective herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX, TOPIK®

Both North America and Europe registered double digit growth throughout the season.  The corn herbicide portfolio grew strongly in the USA reflecting its success in managing resistant weeds as well as higher corn acres.  Sales of the CALLISTO® family also expanded across Europe, most notably in France.  AXIAL® in cereals grew strongly in all regions, with the largest contribution coming from Canada, where increased acreage coincided with low channel inventories at the start of the season.

Non-selective herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

Growth was driven by TOUCHDOWN®, which registered volume growth of close to 30 percent in both North and Latin America.  In North America, sales reflected higher US corn acres and a shortage of generic glyphosate which encouraged a shift to branded products.  Similarly in Latin America, growth reflected good product positioning as well as higher soybean acres in the 2011/12 season.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicides achieved modest growth despite a first quarter decline in Latin America owing to drought.  Although wet weather in Europe in the second quarter prevented some applications, overall sales were higher thanks to a strong performance by AMISTAR® and ALTO® in France. The new product SEGURIS® (isopyrazam) is growing rapidly on wheat in the UK, with sales up by around 50 percent, and has now been launched in several other countries.  Fungicide adoption in South East Asia drove good growth in the Asia Pacific region, despite a decline in Australasia.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Excluding the impact of range rationalization in Japan and India, sales were up eight percent, driven by a very strong performance in North America.  A mild winter and early dry weather in the USA created heavy insect pressure in a number of areas.  Sales of FORCE® increased by almost 70 percent in the USA as grower awareness of corn rootworm resistance increased and the benefits of soil-based insecticides gained renewed recognition.

Syngenta - July 26, 2012/Page 6 of 36

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®, VIBRANCETM

Sales grew strongly led by CRUISER®, which continued to expand in all regions.  Growth in North America reflected a strong performance on spring cereals, while in Latin America there is increasing recognition of the vigor effect.  Emerging market adoption continues to increase (Russia, China).  Sales of the nematicide AVICTA® quadrupled in Latin America, where the product is sold as part of the integrated soybean offer.  VIBRANCE™, first launched in Argentina in 2011, received a US registration.

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by region	2012 $m	2011 $m	Actual %	CER %	2012 $m	2011 $m	Actual %	CER %
Europe, Africa, Mid. East	2,132	2,093	+ 2	+ 8	966	1,009	- 4	+ 4
North America	1,739	1,447	+ 20	+ 21	955	813	+ 17	+ 18
Latin America	926	934	- 1	+ 1	497	470	+ 6	+ 8
Asia Pacific	877	909	- 4	- 2	395	422	- 7	- 4
Total	5,674	5,383	+ 5	+ 8	2,813	2,714	+ 4	+ 8

Seeds

	Half Year		Growth		2nd Quarter		Growth
Seeds by product line	2012 $m	2011 $m	Actual %	CER %	2012 $m	2011 $m	Actual %	CER %
Corn & Soybean	1,268	962	+ 32	+ 34	561	328	+ 71	+ 74
Diverse Field Crops	549	515	+ 7	+ 11	193	218	- 11	- 7
Vegetables	378	398	- 5	- 1	216	221	- 3	+ 3
Total	2,195	1,875	+ 17	+ 20	970	767	+ 27	+ 30

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Growth in sales was driven by corn and included around $200 million in additional royalty income in North America.  Excluding this amount sales rose by 12 percent globally and by five percent in North America, where the trait portfolio continues to develop: in June registration was received for a refuge-in-a-bag offer which will be launched at the end of the year.  Latin America sales were also up strongly reflecting the launch of new trait combinations and successful expansion in the second season corn market.  In Europe growth was driven by the expansion of corn acres and of the portfolio in the CIS and South East Europe.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Growth in the first quarter was driven by the move to spring crops, particularly in the emerging markets of eastern Europe, which favored Syngenta’s leading sunflower portfolio.  A slower second quarter performance was partly due to withdrawal from the sorghum business in North America.

Syngenta - July 26, 2012/Page 7 of 36

Vegetables: major brands DULCINEA®, ROGERS®, S&G®

In 2012 the Vegetables business has experienced some effect from the difficult economic environment particularly in Europe, with consumers reining back expenditure on premium fresh produce.  In North America, however, the processing market has recovered from a period of over-supply and fresh produce sales are benefiting from strong demand for miniature watermelons.

	Half Year		Growth		2nd Quarter		Growth
Seeds by region	2012 $m	2011 $m	Actual %	CER %	2012 $m	2011 $m	Actual %	CER %
Europe, Africa, Mid. East	889	842	+ 6	+ 11	284	320	- 11	- 4
North America	1,053	810	+ 30	+ 30	557	313	+ 78	+ 78
Latin America	132	104	+ 28	+ 29	56	51	+ 11	+ 12
Asia Pacific	121	119	+ 2	+ 9	73	83	- 12	- 4
Total	2,195	1,875	+ 17	+ 20	970	767	+ 27	+ 30

Announcements and Meetings

Crop update	September 24-26, 2012
Third quarter trading statement 2012	October 23, 2012
Full year results 2012	February 06, 2013
First quarter trading statement 2013	April 18, 2013

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta - July 26, 2012/Page 8 of 36

2012 Half Year Results

Syngenta Group

Interim Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as disclosed in Note 1 below.  They do not contain all of the information which IFRS would require for a complete set of financial statements and should be read in conjunction with the annual consolidated financial statements.

Condensed Consolidated Income Statement

For the six months ended June 30, (US$ million, except share and per share amounts)	2012	2011(1)
Sales	8,265	7,702
Cost of goods sold	(4,066)	(3,809)
Gross profit	4,199	3,893
Marketing and distribution	(1,154)	(1,172)
Research and development	(611)	(592)
General and administrative	(478)	(280)
Restructuring and impairment excluding divestment gains/(losses)	(102)	(85)
Divestment gains/(losses)	(15)	66
Restructuring and impairment	(117)	(19)
Operating income	1,839	1,830
Income from associates and joint ventures	2	-
Financial expense, net	(84)	(67)
Income before taxes	1,757	1,763
Income tax expense	(257)	(335)
Net income	1,500	1,428
Attributable to:
Non-controlling interests	-	1
Syngenta AG shareholders	1,500	1,427
Net income	1,500	1,428
Earnings per share (US$):
Basic	16.39	15.47
Diluted	16.31	15.38
Weighted average number of shares:
Basic	91,532,049	92,270,329
Diluted	91,989,343	92,807,786

(1)	After effect of reclassifications described in Note 3 below.

All amounts relate to continuing operations.

Syngenta - July 26, 2012/Page 9 of 36

Condensed Consolidated Statement of Comprehensive Income

For the six months ended June 30, (US$ million)	2012	2011
Net income	1,500	1,428
Components of other comprehensive income (OCI):
Items that will not be reclassified to profit or loss:
Actuarial gains	5	57
Income tax relating to items that will not be reclassified to profit or loss	6	(23)
	11	34
Items that may be reclassified subsequently to profit or loss:
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges and other	(14)	48
Currency translation effects	(116)	421
Income tax relating to items that may be reclassified subsequently to profit or loss	8	(2)
	(122)	467
Total comprehensive income	1,389	1,929
Attributable to:
Syngenta AG shareholders	1,389	1,928
Non-controlling interests	-	1
Total comprehensive income	1,389	1,929

All amounts relate to continuing operations.

Syngenta - July 26, 2012/Page 10 of 36

Condensed Consolidated Balance Sheet

(US$ million)	June 30, 2012	June 30, 2011	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	1,664	1,261	1,666
Trade receivables	5,277	5,339	2,736
Other accounts receivable	721	668	690
Inventories	3,759	3,679	4,190
Derivative and other financial assets	352	519	269
Other current assets	266	227	199
Total current assets	12,039	11,693	9,750
Non-current assets:
Property, plant and equipment	2,973	3,119	3,025
Intangible assets	2,736	3,053	2,869
Deferred tax assets	905	843	930
Derivative financial assets	-	322	118
Other non-current financial assets	750	611	549
Total non-current assets	7,364	7,948	7,491
Total assets	19,403	19,641	17,241
Liabilities and equity
Current liabilities:
Trade accounts payable	(3,688)	(3,456)	(2,881)
Current financial debt	(1,260)	(989)	(743)
Income taxes payable	(588)	(614)	(547)
Derivative financial liabilities	(188)	(212)	(212)
Other current liabilities	(924)	(905)	(1,028)
Provisions	(344)	(232)	(232)
Total current liabilities	(6,992)	(6,408)	(5,643)
Non-current liabilities:
Financial debt and other non-current liabilities	(2,565)	(2,947)	(2,374)
Deferred tax liabilities	(726)	(857)	(753)
Provisions	(914)	(886)	(968)
Total non-current liabilities	(4,205)	(4,690)	(4,095)
Total liabilities	(11,197)	(11,098)	(9,738)
Equity:
Shareholders’ equity	(8,197)	(8,532)	(7,494)
Non-controlling interests	(9)	(11)	(9)
Total equity	(8,206)	(8,543)	(7,503)
Total liabilities and equity	(19,403)	(19,641)	(17,241)

Syngenta - July 26, 2012/Page 11 of 36

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, (US$ million)	2012	2011
Income before taxes	1,757	1,763
Reversal of non-cash items	585	274
Cash (paid)/received in respect of:
Interest and other financial receipts	176	109
Interest and other financial payments	(131)	(133)
Income taxes	(175)	(143)
Restructuring costs	(28)	(27)
Contributions to pension plans, excluding restructuring costs	(32)	(34)
Other provisions	(45)	(46)
Cash flow before change in net working capital	2,107	1,763
Change in net working capital:
Change in inventories	357	381
Change in trade and other working capital assets	(3,040)	(2,599)
Change in trade and other working capital liabilities	753	753
Cash flow from operating activities	177	298
Additions to property, plant and equipment	(191)	(150)
Proceeds from disposals of property, plant and equipment	22	11
Purchases of intangible assets	(35)	(26)
Purchases of investments in associates and other financial assets	(13)	(17)
Proceeds from disposals of intangible and financial assets	9	15
Cash flow from (purchases)/disposals of marketable securities, net	(16)	(1)
Acquisitions and divestments, net	46	51
Cash flow used for investing activities	(178)	(117)
Increases in third party interest-bearing debt	934	80
Repayments of third party interest-bearing debt	(190)	(109)
(Purchases)/sales of treasury shares and options over own shares, net	54	(172)
Distributions paid to shareholders	(791)	(705)
Cash flow from/(used for) financing activities	7	(906)
Net effect of currency translation on cash and cash equivalents	(8)	19
Net change in cash and cash equivalents	(2)	(706)
Cash and cash equivalents at the beginning of the period	1,666	1,967
Cash and cash equivalents at the end of the period	1,664	1,261

Syngenta - July 26, 2012/Page 12 of 36

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Non-controlling interests	Total equity
January 1, 2011	6	3,491	(489)	(36)	658	3,809	7,439	10	7,449
Net income						1,427	1,427	1	1,428
OCI				34	433	34	501		501
Total comprehensive income				34	433	1,461	1,928	1	1,929
Share-based payments and income tax thereon			19			53	72		72
Distributions paid to shareholders						(705)	(705)		(705)
Share repurchases			(203)				(203)		(203)
Other						1	1		1
June 30, 2011	6	3,491	(673)	(2)	1,091	4,619	8,532	11	8,543

January 1, 2012	6	3,460	(682)	(149)	425	4,434	7,494	9	7,503
Net income						1,500	1,500		1,500
OCI				6	(130)	13	(111)		(111)
Total comprehensive income	-	-	-	6	(130))	1,513	1,389	-	1,389
Share-based payments and income tax thereon			97			12	109		109
Distributions paid to shareholders						(791)	(791)		(791)
Share repurchases			(4)				(4)		(4)
June 30, 2012	6	3,460	(589)	(143)	295	5,168	8,197	9	8,206

A dividend of CHF 8.00 (US$8.82) (2011: CHF 7.00 (US$7.64)) per share was paid to Syngenta AG shareholders during the period.  The 2011 dividend was paid out of reserves from capital contributions.

Syngenta - July 26, 2012/Page 13 of 36

Syngenta Group
Notes to Interim Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a global crop protection and seeds business engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality. The Lawn and Garden business provides professional growers and consumers with quality flowers, turf and landscape products.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended June 30, 2012 and 2011 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”).  They have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and, except as disclosed in Note 3 below, with the accounting policies described in Note 2 to Syngenta’s 2011 annual consolidated financial statements.  Syngenta prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).  The condensed consolidated financial statements were authorized for issue by the Board of Directors on July 24, 2012.

The condensed consolidated financial statements are presented in United States dollars (US$) as this is the major currency in which revenues are denominated.

Impairment losses recognized on goodwill and available-for-sale equity securities in interim financial statements are not reversed in the annual financial statements even if the decline in value which caused the impairment loss to be recognized has reversed by the end of the annual reporting period.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Seasonality of operations

The timing of Syngenta’s sales, profit and cash flows throughout the year is significantly influenced by seasonal factors.  Operating in the agriculture sector, sales of Syngenta’s products principally occur before and during the growing season.  Because many of Syngenta’s largest markets are in the Northern Hemisphere, which has a spring growing season, significantly more sales occur and profit is earned during the first half of the year than in the second half.  Collections of trade accounts receivable from customers in these Northern Hemisphere markets largely occur during the second half of the year.  As a result, operating cash flow typically is significantly lower during the first half of the year than during the second half.

Syngenta - July 26, 2012/Page 14 of 36

Note 3: Changes in accounting policies

Adoption of new IFRSs

Syngenta has early adopted the amendments to IAS 1, “Presentation of Financial Statements” and IAS 34 “Interim Financial Reporting” contained in the Annual Improvements to IFRSs 2009-2011 cycle, published in May 2012. These amendments clarify certain financial statement presentation issues, with no effect on Syngenta’s condensed consolidated financial statements.

New segment reporting

In 2012, Syngenta adopted new segment reporting to reflect the company’s integrated strategy and align reporting with previously announced changes in management structure. Segment reporting is now based on the four geographic regions, representing the integrated Crop Protection and Seeds business, and a separate global Lawn and Garden segment.

Income and expense transactions in the integrated business have been attributed to the geographic regions based on the market destination to which they relate, rather than on the region in which they originated. Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional. These include global marketing teams, research and development, and corporate headquarter functions. In addition, regional gross profit performance is based on standard product costs: variances to the standard are reported as non-regional in order to align the reported results with organizational accountability.

Lawn and Garden is composed of the Professional Products and Flowers product lines, which were formerly reported in Crop Protection and Seeds, respectively, except that the supply of chemical active ingredient to Lanxess AG for the materials protection market, previously reported as part of Professional Products, has been integrated into the geographic segments.

The segment information presented in Note 5 below for the six months ended June 30, 2011 has been restated in accordance with the new structure.

Reclassification of expenses

In connection with the changes in management structure described above, Syngenta has reclassified certain expenses in the Condensed Consolidated Income Statement as follows:

•
The boundary between Marketing and distribution and Research and development expenses has been redefined.  Syngenta’s global Research and Development organization now manages all field trial sites and activities worldwide, including those related to maintaining product registrations.

•
In order to maximize service and cost efficiency, the provision of support services in Finance, Information Systems, Human Resources and Indirect Procurement has been centralized through Syngenta Business Services.  The allocation of these costs by expense line has changed to reflect the usage of the services.  The allocation of costs for these services at a regional level is based on the level of transactional activity in revenues and costs, with revenue related charges included in Marketing and distribution.

Syngenta - July 26, 2012/Page 15 of 36

These reclassifications have no impact on consolidated operating income or on consolidated income before taxes.

The following table presents the effect of the reclassifications on the Condensed Consolidated Income Statement for the six month period ended June 30, 2011:

For the six months ended June 30, (US$ million)	2011 as reported	Research and development	Syngenta Business Services	2011 reclassified
Sales	7,702			7,702
Cost of goods sold	(3,785)		(24)	(3,809)
Gross profit	3,917	-	(24)	3,893
Marketing and distribution	(1,052)	39	(159)	(1,172)
Research and development	(559)	(39)	6	(592)
General and administrative	(457)		177	(280)
Restructuring and impairment	(19)			(19)
Operating income	1,830	-	-	1,830

Note 4: Business combinations, divestments and other significant transactions

Six months ended June 30, 2012

During the six month period ended June 30, 2012, Pioneer Hi-Bred International Inc. (Pioneer) received U.S. EPA approval for a seed stack containing the MIR604 trait licensed by Syngenta to Pioneer. As a result, Syngenta is now virtually certain to receive contractual minimum consideration with a present value of US$200 million, which amount has been recognized as royalty revenue in the six month period ended June 30, 2012 and is receivable in cash over the period to October 2016. Prior to the U.S. EPA approval, Syngenta had recognized as royalty revenue in the six month period ended June 30, 2012, the non-refundable upfront payments from Pioneer of US$50 million (2011: US$50 million).

On June 11, 2012, Syngenta divested the Fafard peat unit of its Lawn and Garden business to Sun Gro Horticulture Ltd. The income statement and cash flow effects of the transaction have been reported within Restructuring and impairment and Acquisitions and divestments, net, respectively.

Acquisition payments of US$15 million in the six months ended June 30, 2012 comprise contingent and deferred consideration related to several acquisitions completed in prior periods.

Six months ended June 30, 2011

On March 9, 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100% of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business.  As a result of the acquisition accounting, an immaterial bargain purchase gain was recognized within Restructuring and impairment in the condensed consolidated income statement.

The assets and liabilities recognized for this 2011 business combination were as follows:
(US$ million)	Fair values
Cash and cash equivalents	2
Trade receivables and other assets	55
Intangible assets	19
Trade payables and other liabilities	(44)
Net assets acquired	32

Syngenta - July 26, 2012/Page 16 of 36

Acquisition date fair value of consideration comprised US$32 million of cash, US$12 million of which was deferred.

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

During 2011, Syngenta finalized the acquisition accounting for Maribo Seed International Aps, acquired in September 2010, resulting in an immaterial bargain purchase gain mainly due to the Maribo consideration being determined based on the economic value of the business at a different date from the date control transferred to Syngenta.

Movements in goodwill

For the six months ended June 30, (US$ million)	2012	2011
Cost:
January 1	1,598	1,677
Additions from business combinations	11	-
Reductions from business divestments	(4)	-
Retirements	-	(47)
Currency translation effects	(6)	21
June 30	1,599	1,651

Accumulated amortization and impairment losses:
January 1	279	329
Impairment	-	13
Reductions from business divestments	(4)	-
Retirements	-	(47)
Currency translation effects	-	7
June 30	275	302
Net book value, June 30	1,324	1,349

Syngenta - July 26, 2012/Page 17 of 36

Note 5: Segmental information

As described in Note 3 above, Syngenta has adopted new segment reporting in 2012. Segment reporting for 2011 has been restated accordingly.

Syngenta is organized on a worldwide basis into five reportable segments: the four geographic regions, comprising the integrated Crop Protection and Seeds business, and the global Lawn and Garden business. Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional.

No operating segments have been aggregated to form the above reportable operating segments.

For the six months ended June 30, 2012 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden	Total group
Segment sales	3,008	2,781	1,043	997	-	7,829	436	8,265
Cost of goods sold	(1,400)	(1,264)	(586)	(524)	(64)	(3,838)	(228)	(4,066)
Gross profit	1,608	1,517	457	473	(64)	3,991	208	4,199
Marketing and distribution	(325)	(298)	(233)	(148)	(42)	(1,046)	(108)	(1,154)
Research and development	-	-	-	-	(582)	(582)	(29)	(611)
General and administrative	(77)	(126)	(59)	(23)	(168)	(453)	(25)	(478)
Restructuring and impairment	(14)	(7)	(9)	(7)	(71)	(108)	(9)	(117)
Operating income/(loss)	1,192	1,086	156	295	(927)	1,802	37	1,839
Income from associates and joint ventures								2
Financial expense, net								(84)
Income before taxes								1,757
For the six months ended June 30, 2011 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden	Total group
Segment sales	2,924	2,251	1,032	1,026	-	7,233	469	7,702
Cost of goods sold	(1,309)	(1,145)	(557)	(537)	(19)	(3,567)	(242)	(3,809)
Gross profit	1,615	1,106	475	489	(19)	3,666	227	3,893
Marketing and distribution	(349)	(287)	(229)	(147)	(45)	(1,057)	(115)	(1,172)
Research and development	-	-	-	-	(564)	(564)	(28)	(592)
General and administrative	(78)	(49)	(45)	(25)	(50)	(247)	(33)	(280)
Restructuring and impairment	(10)	(11)	(5)	(3)	34	5	(24)	(19)
Operating income/(loss)	1,178	759	196	314	(644)	1,803	27	1,830
Financial expense, net								(67)
Income before taxes								1,763

(1) EAME: Europe, Africa and Middle East

All amounts relate to continuing operations.

Syngenta - July 26, 2012/Page 18 of 36

Note 6: General and administrative

As a result of the settlement of litigation related to the herbicide atrazine described in Note 13 below, a net expense of US$80 million was recognized within General and administrative during the six month period ended June 30, 2012.

General and administrative includes losses of US$12 million (2011: gains of US$94 million) on hedges of forecast transactions, which were recognized during the period.

Note 7: Restructuring and impairment before taxes
For the six months ended June 30, (US$ million)	2012	2011
Operational efficiency programs:
Cash costs	32	44
Non-cash impairment costs	1	2

Integrated crop strategy programs:
Cash costs	51	22

Acquisition and related integration costs:
Cash costs	6	9
Non-cash items
Reversal of inventory step-ups	4	6
Reacquired rights	7	-
Divestment (gains)/losses	15	(66)
Bargain purchase gains	-	(9)

Other non-cash restructuring and impairment:
Other fixed asset impairments	5	17
Total restructuring and impairment before taxes(1)	121	25
(1)	US$4 million (2011: US$6 million) is included within Cost of goods sold.

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.

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Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Six months ended June 30, 2012

Operational efficiency programs

Operational efficiency cash costs of US$26 million were incurred in the regions for the standardization and consolidation of back office operations, which continued in 2012. US$6 million of other operational efficiency charges included charges for project management, standard process design and restructuring in the corporate headquarters.

Integrated crop strategy programs

Cash costs of US$18 million were incurred for the continuing integration of commercial operations of sales and marketing teams in the regions. US$30 million were charged to the regions for support function projects, including US$13 million for severance and pension costs and US$17 million of charges for developing and supporting the strategic transition; process re-design; consultancy and advisory services; retention, relocation, and re-training of employees; and project management. US$3 million of costs related to restructuring the organization of the global Research and Development function.

Acquisition and related integration costs

Acquisition and integration cash costs related mainly to uncompleted transactions. Reversal of inventory step-up related to the acquisitions of Maribo Seeds, the Pybas and Synergene lettuce companies and the buy-out of the Greenleaf non-controlling interest. As part of the Greenleaf acquisition, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, the reacquired rights have been recognized as an intangible asset and are being amortized over the remaining term of the original license contract, 3 years.

Divestment losses were incurred on the divestment of the Fafard peat unit described in Note 4 above.

Other non-cash restructuring and impairment

Impairment charges of US$5 million consist of the write-down of land in the USA that was acquired as part of a business combination.

Six months ended June 30, 2011

Operational efficiency programs

Operational efficiency cash costs of US$33 million were incurred in the regions for the standardization and consolidation of back office operations, including US$7 million of charges for further outsourcing of information systems. US$11 million of other operational efficiency cash costs were incurred mainly for the reorganization of a site in Switzerland and to realize further synergies in Flowers following the acquisitions made during 2007 to 2009. Impairment costs related mainly to the closure of a Flowers site in Germany.

Integrated crop strategy programs

Cash costs were incurred in the regions for launching and initiating the implementation of the global integrated crop strategy and included US$11 million for integration of commercial operations of sales and marketing teams and US$11 million for support function projects. These charges consisted of US$6 million for severance and pension payments and US$16 million of other costs including global project management.

Syngenta - July 26, 2012/Page 20 of 36

Acquisition and related integration costs

Acquisition and integration cash costs included US$6 million of costs related mainly to the continuing integration of the Goldsmith and Yoder acquisitions in Flowers, and the Monsanto sunflower business.  Other costs of US$3 million were for the restructuring of warehousing and distribution in France. Reversal of inventory step-up related to the acquisitions of Maribo Seeds and the Pybas and Synergene lettuce companies.

Divestment gains included gains on the disposal of Syngenta’s Materials Protection business to Lanxess AG, and on the disposal of certain assets acquired as part of Monsanto’s sunflower business in 2009, as agreed with the European Commission in connection with their approval of that acquisition. The bargain purchase gain resulted from the Maribo Seeds acquisition accounting.

Other non-cash restructuring and impairment

Other non-cash restructuring and impairment costs consisted of a write-down in the Professional Products business.

Syngenta - July 26, 2012/Page 21 of 36

Note 8: Non-cash items included in income before taxes

For the six months ended June 30, (US$ million)	2012	2011
Depreciation, amortization and impairment of:
Property, plant and equipment	170	163
Intangible assets	149	151
Losses/(gains) on disposal of non-current assets	2	(70)
Deferred revenue and other gains	(22)	(32)
Charges in respect of equity-settled share based compensation	40	31
Charges in respect of provisions	157	66
Financial expense, net	84	67
Losses/(gains) on hedges reported in operating income	7	(102)
Share of income from associates	(2)	-
Total	585	274

Note 9: Income tax expense

Income tax expense was increased in the first six months of 2011 by US$61 million resulting from a change in prior year estimates related to the taxation of certain licensing transactions.  This was offset by recognition of previously unrecognized deferred tax assets in Argentina and Brazil resulting from an increase in expected future taxable profits in these countries.

Note 10:  Principal currency translation rates

As an international business selling in over 100 countries and having major manufacturing and Research and Development facilities in Switzerland, the UK, the USA and India, movements in currencies impact Syngenta’s business performance.  The principal currencies and exchange rates against the US dollar used in preparing the condensed consolidated financial statements were as follows:

		Average six months ended June 30,		June 30,	June 30,	December 31,
Per US$		2012	2011	2012	2011	2011
Swiss franc	CHF	0.92	0.91	0.96	0.83	0.94
British pound	GBP	0.63	0.62	0.64	0.62	0.65
Euro	EUR	0.76	0.71	0.80	0.69	0.77
Brazilian real	BRL	1.84	1.63	2.02	1.57	1.87

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Syngenta - July 26, 2012/Page 22 of 36

Note 11:  Issuances, repurchases and repayments of debt and equity securities

Six months ended June 30, 2012

During the six months ended June 30, 2012, Syngenta repurchased 13,500 of its own shares at a cost of US$4 million, relating to the share repurchase program announced in February 2012.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to the 2011 annual consolidated financial statements.

During the six months ended June 30, 2012, Syngenta issued US$750 million in US dollar denominated bonds, comprising a US$500 million bond with a coupon rate of 3.125% and a ten year maturity, and a US$250 million bond with a coupon rate of 4.375% and a thirty year maturity.

Six months ended June 30, 2011

During the six months ended June 30, 2011, Syngenta repurchased 615,500 of its own shares at a cost of US$203 million, of which 309,000 shares are to meet the requirements of share-based payment plans and 306,500 shares related to the share repurchase program announced in February 2011.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

Note 12:  Financial instruments

There were no changes in the classification of financial assets nor any transfers of financial instruments between levels of the fair value hierarchy during the period presented.

Note 13:  Commitments and contingencies

Syngenta and attorneys for several community water systems have agreed to settle litigation related to the herbicide atrazine, in order to end the business uncertainty and expense of protracted legal proceedings. The litigation was disclosed under the headings ‘Holiday Shores’ and ‘City of Greenville’ in Note 25 to Syngenta’s 2011 consolidated financial statements. Syngenta expressly denies any liability and Plaintiffs have acknowledged that they are not aware of any new scientific studies relating to atrazine not already in the public domain. The proposed settlement agreement, which requires court approval, was filed with the United States District Court for the Southern District of Illinois on May 24, 2012. The court’s order granting the parties’ Joint Motion for Preliminary Approval of the Settlement was issued on May 30, 2012. Water systems joining the class will be eligible for payments from a US$105 million settlement funded by Syngenta. This amount is inclusive of settlement administration costs, escrow and plaintiffs’ attorneys’ fees and costs. To date, Syngenta has paid US$5 million of the amount into escrow.

Note 14:  Subsequent events

No events occurred between the balance sheet date and the date on which these condensed consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the condensed consolidated financial statements.

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Supplementary Financial Information

2011 supplementary financial information is presented after the effect of reclassifications between expense lines described in Note 3 to Syngenta’s Interim Condensed Consolidated Financial Statements.

Financial Summary

	Ex Restructuring & impairment(1)		Restructuring & impairment		As reported under IFRS
For the six months ended June 30, (US$ million)	2012	2011	2012	2011	2012	2011
Sales	8,265	7,702	-	-	8,265	7,702
Gross profit	4,203	3,899	(4)	(6)	4,199	3,893
Marketing and distribution	(1,154)	(1,172)	-	-	(1,154)	(1,172)
Research and development	(611)	(592)	-	-	(611)	(592)
General and administrative	(478)	(280)	-	-	(478)	(280)
Restructuring and impairment	-	-	(117)	(19)	(117)	(19)
Operating income	1,960	1,855	(121)	(25)	1,839	1,830
Income before taxes	1,878	1,788	(121)	(25)	1,757	1,763
Income tax expense	(299)	(339)	42	4	(257)	(335)
Net income	1,579	1,449	(79)	(21)	1,500	1,428
Attributable to non-controlling interests	-	1	-	-	-	1
Attributable to Syngenta AG shareholders	1,579	1,448	(79)	(21)	1,500	1,427
Earnings/(loss) per share (US$)(2)
- basic	17.25	15.69	(0.86)	(0.22)	16.39	15.47
- diluted	17.17	15.60	(0.86)	(0.22)	16.31	15.38

	2012	2011	2012 CER(3)
Gross profit margin excl. restructuring & impairment	50.9%	50.6%	51.5%
EBITDA(4)	2,268	2,149
EBITDA margin	27.4%	27.9%	29.1%
Tax rate on results excl. restructuring & impairment	16%	19%
Free cash flow(5)	(34)	249
Trade working capital to sales(6)	39%	44%
Debt/Equity gearing(7)	24%	25%
Net debt(7)	1,937	2,125

(1)
For further analysis of restructuring and impairment charges, see Note 7 on page 19.  Net income and earnings per share excluding restructuring and impairment are provided as additional information and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)
The weighted average number of ordinary shares in issue used to calculate earnings per share were as follows:  For 2012 basic EPS 91,532,049 and diluted 91,989,343; for 2011 basic EPS 92,270,329 and diluted EPS 92,807,786.

(3)	For a description of CER see Appendix A on page 31.
(4)	EBITDA is defined in Appendix B on page 31.
(5)	For a description of free cash flow, see Appendix D on page 33.
(6)	Period end trade working capital as a percentage of twelve-month sales, see Appendix E on page 33.
(7)	For a description of net debt and the calculation of debt/equity gearing, see Appendix F on page 34.

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Half Year Segmental Results excluding Restructuring and Impairment

Syngenta	For the six months ended June 30,
(US$ million)	2012	2011	CER %
Third party sales	8,265	7,702	+10
Gross profit	4,203	3,899	+12
Marketing and distribution	(1,154)	(1,172)	-2
Research and development	(611)	(592)	-6
General and administrative	(478)	(280)	-40
Operating income	1,960	1,855	+16
Depreciation, amortization and impairment	306	294
Income from associates and joint ventures	2	-
EBITDA	2,268	2,149	+15
EBITDA margin (%)	27.4	27.9

Total regional(1) (US$ million)
Third party sales	7,829	7,233	+11
Gross profit	3,995	3,672	+13
Marketing and distribution	(1,046)	(1,057)	-3
Research and development	(582)	(564)	-6
General and administrative	(453)	(247)	-48
Operating income	1,914	1,804	+17
Depreciation, amortization and impairment	294	279
Income from associates and joint ventures	2	-
EBITDA	2,210	2,083	+16
EBITDA margin (%)	28.2	28.8

Lawn and Garden (US$ million)
Third party sales	436	469	-5
Gross profit	208	227	-6
Marketing and distribution	(108)	(115)	+4
Research and development	(29)	(28)	-2
General and administrative	(25)	(33)	+21
Operating income	46	51	-6
Depreciation, amortization and impairment	12	15
EBITDA	58	66	-8
EBITDA margin (%)	13.4	14.1

(1)	Includes non-regional and excludes Lawn and Garden.

Syngenta - July 26, 2012/Page 25 of 36

Half Year Segmental Results excluding Restructuring and Impairment: continued

Europe, Africa and Middle East	For the six months ended June 30,
(US$ million)	2012	2011	CER %
Third party sales	3,008	2,924	+9
Gross profit	1,611	1,620	+9
Marketing and distribution	(325)	(349)	+1
General and administrative	(77)	(78)	-1
Operating income	1,209	1,193	+12

North America (US$ million)
Third party sales	2,781	2,251	+24
Gross profit	1,518	1,107	+38
Marketing and distribution	(298)	(287)	-4
General and administrative	(126)	(49)	-157
Operating income	1,094	771	+44

Latin America (US$ million)
Third party sales	1,043	1,032	+2
Gross profit	457	475	-1
Marketing and distribution	(233)	(229)	-3
General and administrative	(59)	(45)	-31
Operating income	165	201	-12

Asia Pacific (US$ million)
Third party sales	997	1,026	-1
Gross profit	473	489	-
Marketing and distribution	(148)	(147)	-2
General and administrative	(23)	(25)	+8
Operating income	302	317	-

Syngenta - July 26, 2012/Page 26 of 36

Half Year Regional Sales

	For the six months ended June 30,
(US$ million)	2012	2011	Actual %	CER %
Integrated sales
Europe, Africa and Middle East	3,008	2,924	+3	+9
North America	2,781	2,251	+24	+24
Latin America	1,043	1,032	+1	+2
Asia Pacific	997	1,026	-3	-1
Total	7,829	7,233	+8	+11
Lawn and Garden(1)	436	469	-7	-5
Group sales	8,265	7,702	+7	+10

Sales by business
Crop Protection	5,674	5,383	+5	+8
Seeds	2,195	1,875	+17	+20
Elimination of Crop Protection sales to Seeds	(40)	(25)	n/a	n/a
Total	7,829	7,233	+8	+11
Lawn and Garden(1)	436	469	-7	-5
Group sales	8,265	7,702	+7	+10
Crop Protection regional sales
Europe, Africa and Middle East	2,132	2,093	+2	+8
North America	1,739	1,447	+20	+21
Latin America	926	934	-1	+1
Asia Pacific	877	909	-4	-2
Total	5,674	5,383	+5	+8

Seeds regional sales
Europe, Africa and Middle East	889	842	+6	+11
North America	1,053	810	+30	+30
Latin America	132	104	+28	+29
Asia Pacific	121	119	+2	+9
Total	2,195	1,875	+17	+20

(1)	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta - July 26, 2012/Page 27 of 36

Half Year Product Line Sales

Integrated sales	For the six months ended June 30,
(US$ million)	2012	2011	Actual %	CER %
Selective herbicides	1,922	1,747	+10	+13
Non-selective herbicides	597	565	+6	+8
Fungicides	1,732	1,729	-	+3
Insecticides	872	858	+2	+5
Seed care	484	430	+13	+15
Other crop protection	67	54	+26	+29
Total Crop Protection	5,674	5,383	+5	+8
Corn and Soybean	1,268	962	+32	+34
Diverse Field Crops	549	515	+7	+11
Vegetables	378	398	-5	-1
Total Seeds	2,195	1,875	+17	+20
Elimination of Crop Protection sales to Seeds	(40)	(25)	-	-
Lawn and Garden(1)	436	469	-7	-5
Group sales	8,265	7,702	+7	+10

(1)	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta - July 26, 2012/Page 28 of 36

Second Quarter Regional Sales

	2nd Quarter
(US$ million)	2012	2011	Actual %	CER %
Integrated sales
Europe, Africa and Middle East	1,249	1,327	-6	+2
North America	1,512	1,126	+34	+35
Latin America	546	516	+6	+8
Asia Pacific	467	504	-7	-4
Total	3,774	3,473	+9	+13
Lawn and Garden(1)	187	212	-12	-9
Group sales	3,961	3,685	+8	+12

Sales by business
Crop Protection	2,813	2,714	+4	+8
Seeds	970	767	+27	+30
Elimination of Crop Protection sales to Seeds	(9)	(8)	-	-
Total	3,774	3,473	+9	+13
Lawn and Garden(1)	187	212	-12	-9
Group sales	3,961	3,685	+8	+12
Crop Protection regional sales
Europe, Africa and Middle East	966	1,009	-4	+4
North America	955	813	+17	+18
Latin America	497	470	+6	+8
Asia Pacific	395	422	-7	-4
Total	2,813	2,714	+4	+8

Seeds regional sales
Europe, Africa and Middle East	284	320	-11	-4
North America	557	313	+78	+78
Latin America	56	51	+11	+12
Asia Pacific	73	83	-12	-4
Total	970	767	+27	+30

(1)	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta - July 26, 2012/Page 29 of 36

Second Quarter Product Line Sales

Integrated sales	2nd Quarter
(US$ million)	2012	2011	Actual %	CER %
Selective herbicides	1,010	920	+10	+14
Non-selective herbicides	363	315	+15	+19
Fungicides	831	848	-2	+3
Insecticides	410	428	-4	-
Seed care	170	173	-1	+3
Other crop protection	29	30	-	+5
Total Crop Protection	2,813	2,714	+4	+8
Corn and Soybean	561	328	+71	+74
Diverse Field Crops	193	218	-11	-7
Vegetables	216	221	-3	+3
Total Seeds	970	767	+27	+30
Elimination of Crop Protection sales to Seeds	(9)	(8)	-	-
Lawn and Garden(1)	187	212	-12	-9
Group sales	3,961	3,685	+8	+12

(1)	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta - July 26, 2012/Page 30 of 36

Supplementary Financial Information

Appendix A: Constant exchange rates (CER)

Results in this report from one period to another period are, where appropriate, compared using constant exchange rates (CER).  To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to net income

EBITDA is defined as earnings before interest, tax, non-controlling interests, depreciation, amortization, restructuring and impairment.  Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance.  Management excludes restructuring from EBITDA in order to focus on results excluding items affecting comparability from one period to the next.  EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

For the six months ended June 30, (US$ million)	2012	2011
Net income attributable to Syngenta AG shareholders	1,500	1,427
Non-controlling interests	-	1
Income tax expense	257	335
Financial expenses, net	84	67
Pre-tax restructuring and impairment	121	25
Depreciation, amortization and other impairment	306	294
EBITDA	2,268	2,149

Syngenta - July 26, 2012/Page 31 of 36

Appendix C: Segmental Operating Income reconciled to Segmental Results excluding Restructuring and Impairment

For the six months ended June 30, 2012 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden	Total group
Operating income/(loss)	1,192	1,086	156	295	(927)	1,802	37	1,839
Restructuring and impairment:
Cost of goods sold(2)	3	1	-	-	-	4	-	4
Expenses	14	7	9	7	71	108	9	117
Operating income excluding restructuring and impairment	1,209	1,094	165	302	(856)	1,914	46	1,960
Operating margin (%)	40.2	39.3	15.8	30.3	n/a	24.5	10.5	23.7

For the six months ended June 30, 2011 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden	Total group
Operating income/(loss)	1,178	759	196	314	(644)	1,803	27	1,830
Restructuring and impairment:
Cost of goods sold(2)	5	1	-	-	-	6	-	6
Expenses	10	11	5	3	(34)	(5)	24	19
Operating income excluding restructuring and impairment	1,193	771	201	317	(678)	1,804	51	1,855
Operating margin (%)	40.8	34.3	19.5	30.9	n/a	24.9	10.9	24.1

(1)	EAME: Europe, Africa and Middle East.
(2)	Reversal of inventory step-up.

Syngenta - July 26, 2012/Page 32 of 36

Appendix D: Free cash flow

Free cash flow comprises cash flow from operating and investing activities:

•	excluding investments in and proceeds from marketable securities, which are included in investing activities;

•	excluding cash flows from and used for foreign exchange movements and settlement of related hedges on inter-company loans, which are included in operating activities; and

•	including cash flows from acquisitions of non-controlling interests, which are included in financing activities.

Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be identical to similarly titled measures in other companies.  Free cash flow has been included as many investors consider it to be a useful supplementary measure of cash generation.

For the six months ended June 30, (US$ million)	2012	2011
Cash flow from operating activities	177	298
Cash flow used for investing activities	(178)	(117)
Cash flow used for marketable securities	16	1
Cash flow (from)/used for foreign exchange movements and settlement of hedges of inter-company loans	(49)	67
Free cash flow	(34)	249

Appendix E: Period end trade working capital

The following table expresses trade working capital as a percentage of sales for the twelve-month periods ended June 30, 2012 and 2011:

(US$ million)	2012	2011
Inventories	3,759	3,679
Trade accounts receivable	5,277	5,339
Trade accounts payable	(3,688)	(3,456)
Net trade working capital	5,348	5,562
Twelve-month sales	13,831	12,603
Trade working capital as percentage of sales (%)	39	44

In addition to period end trade working capital and due to the seasonal nature of its business, Syngenta also monitors average trade working capital as a percentage of sales.  This is determined by dividing the average month-end net trade working capital for the past twelve months by sales for the same twelve-month period.

Syngenta - July 26, 2012/Page 33 of 36

Appendix F: Net debt reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as many investors consider it to be a useful measure of financial position and risk.  The following table provides a reconciliation of movements in net debt during the period:

For the six months ended June 30, (US$ million)	2012	2011
Opening balance at January 1	1,135	1,473
Debt acquired with business acquisitions and other non-cash items	90	(46)
Foreign exchange effect on net debt	(59)	70
Purchase/(sale) of treasury shares	(54)	172
Dividends paid	791	705
Free cash flow	34	(249)
Closing balance at June 30	1,937	2,125
Components of closing balance:
Cash and cash equivalents	(1,664)	(1,261)
Marketable securities(1)	(19)	(18)
Current financial debt	1,260	989
Non-current financial debt(2)	2,357	2,808
Financing-related derivatives(3)	3	(393)
Closing balance at June 30	1,937	2,125

(1)	Long-term marketable securities are included in Other non-current financial assets. Short-term marketable securities are included in Derivative and other financial assets.
(2)	Included within Financial debt and other non-current liabilities.
(3)	Short-term derivatives are included within Derivative and other financial assets and Derivative financial liabilities.
Long-term derivatives are included within Derivative financial assets and Financial debt and other non-current liabilities.

The following table presents the derivation of the Debt/Equity gearing ratio at June 30, 2012 and 2011:

(US$ million)	2012	2011
Net debt	1,937	2,125
Shareholders’ equity	8,197	8,532
Debt/Equity gearing ratio (%)	24	25

Syngenta - July 26, 2012/Page 34 of 36

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
AXIAL®	cereal herbicide
BICEP II MAGNUM®	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	herbicide for flexible use on broad-leaved weeds for corn
DUAL GOLD®	season-long grass control herbicide used in a wide range of crops
DUAL MAGNUM®	grass weed killer for corn and soybeans
FUSILADE® MAX	grass weed killer for broad-leaf crops
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
ALTO®	Broad spectrum triazole fungicide
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
REVUS®	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
SEGURIS®	new fungicide with a unique mode of action that controls the main European wheat diseases
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVO®	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Seed Care
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
MAXIM®	broad spectrum seed treatment fungicide
VIBRANCE™	new proprietary broad spectrum Seed Care fungicide with novel root health properties
Field Crops
AGRISURE®	new corn trait choices
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables
DULCINEA®	consumer produce brand for value-added fruits and vegetables in North America
ROGERS®	leading brand throughout the Americas
S&G®	leading brand in Europe, Africa and Asia

Syngenta - July 26, 2012/Page 35 of 36

Addresses for Correspondence

Swiss Depositary	Depositary for ADS	Registered Office

SIX SAG AG	Syngenta AG	Syngenta AG
Syngenta Share Register	c/o BNY Mellon	P.O. Box
P.O. Box	P.O. Box 358516	4002 Basel
CH-4601 Olten	USA-Pittsburgh	Switzerland
PA 15252-8516

Tel: +41 (0)58 399 6133	Tel: +1-888 253 7068 (within USA) Tel. +1-201 680 6825 (outside USA)	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta - July 26, 2012/Page 36 of 36

SYNGENTA AG

Date:	July 26, 2012	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services & Group Administration